Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Achilles Therapeutics Holdings Limited	England and Wales

Achilles Therapeutics UK Limited	England and Wales

Achilles Therapeutics US, Inc.	Delaware